UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 12b-25	SEC FILE NUMBER 0-18640
NOTIFICATION OF LATE FILING	CUSIP NUMBER 16444H102

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	April 29, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cherokee Inc.
Full Name of Registrant

Former Name if Applicable

5990 Sepulveda Blvd., Suite 600
Address of Principal Executive Office (Street and Number)

Sherman Oaks, CA 91411
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10‑K, Form 20‑F, Form 11‑K, Form N‑SAR or Form N‑CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10‑Q or subject distribution report on Form 10‑D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b‑25(c) has been attached if applicable.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10‑K, 20‑F, 11‑K, 10‑Q, 10‑D, N‑SAR, N‑CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cherokee Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for its quarterly period ended April 29, 2017 (the “First Quarter”) without unreasonable effort or expense due to the circumstances described below.

Although the Company believes that its consolidated financial statements for the First Quarter that are required to be included in the Form 10-Q are substantially complete, these financial statements are required to include the financial results of the assets acquired from Hi-Tec Sports International Holdings B.V. (“Hi-Tec”), which closed on December 7, 2016, and the associated transactions. The complexity of this integration and consolidation has necessitated substantial additional review procedures and staff work. Although the Company has taken steps to enhance its closing procedures for period-ends in order to meet filing and other deadlines, the Company’s efforts to improve these procedures have not been completed. In addition, in light of the Company’s late filing of its Annual Report on Form 10-K for its fiscal year ended January 28, 2017 (the “Annual Report”), for substantially the same reasons described herein, the Company has had less time following its completion and filing of the Annual Report to prepare and complete its review procedures for the financial statements to be included in the Form 10-Q. As a result, the Company needs more time to complete its review of these financial statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Jason Boling	(818)	908-9868
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.  See attachment.

CHEROKEE INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 9, 2017	By	/s/ Jason Boling

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment to Form 12b-25

Response to Part IV, Question 3:

As previously disclosed, on December 7, 2016, the Company completed its acquisition (the “Hi-Tec Acquisition”) of Hi-Tec and simultaneous sale of certain of Hi-Tec’s assets to various third parties, pursuant to which the Company acquired all of the issued and outstanding equity interests of Hi-Tec for $87,252 in cash, excluding non-interest bearing liabilities assumed and capitalized transaction costs, and sold certain of Hi-Tec’s operating assets in order to retain Hi-Tec’s intellectual property assets, including the Hi-Tec and Magnum trademarks and brand names. The Hi-Tec Acquisition and all associated transactions is described in the Company’s Current Reports on Form 8-K filed with the Securities and Exchange Commission on November 29, 2016 and December 13, 2016, which descriptions are incorporated herein by reference. In addition, and also as previously disclosed, beginning on February 1, 2017, the Company has transitioned from a license agreement with one retailer to license agreements with several wholesalers for sales of Cherokee branded products in most product categories in the United States, which the Company believes signals a significant shift in its strategy for sales of these products.

As a result of these transactions, the Company anticipates the following significant changes in its results of operations for the First Quarter compared to the corresponding period for the prior fiscal year:

•

The Company’s total revenues will be higher in the First Quarter compared to the corresponding period for the prior fiscal year, primarily due to the increase in revenues provided by the newly acquired Hi-Tec and Magnum brands, but its royalty revenues and gross profit will be lower in the First Quarter compared to the corresponding period for the prior fiscal year, primarily due to (i) a decrease in United States royalty revenues, as the Company transitions to its new wholesale licensing partners for sales of Cherokee branded products in the United States, and (ii) the cost of goods sold incurred in the First Quarter related to the Company’s indirect product sales, which only apply to products bearing the newly acquired Hi-Tec and Magnum brands;

•

The Company’s selling, general and administrative expenses will be higher in the First Quarter compared to the corresponding period for the prior fiscal year, primarily due to the inclusion of operating and integration costs for Hi-Tec during the First Quarter;

•

The Company’s interest expense will be higher in the First Quarter compared to the corresponding period for the prior fiscal year, primarily due to the Company’s increased outstanding debt incurred in connection with its payment of the purchase price in the Hi-Tec Acquisition; and

•

The Company’s income tax benefit/provision will change significantly in the First Quarter compared to the corresponding period for the prior fiscal year, primarily due to changes to the Company’s overall tax structure resulting from the Hi-Tec Acquisition.

Although the Company believes that its consolidated financial statements for the First Quarter that are required to be included in the Form 10-Q are substantially complete, the complexity of the integration and consolidation of the Hi-Tec Acquisition and associated transactions has necessitated substantial additional review procedures and staff work, and the Company’s delay in filing the Annual Report has resulted in less time to prepare and complete its review procedures for these financial statements. As a result, the Company needs more time to complete its review of these financial statements. Accordingly, at the time of filing of this Form 12b-25, the Company does not believe that a reasonable estimate of the financial results for the First Quarter can be made prior to completion of these procedures.